December 8, 2004


via U.S. Mail

Mr. Bryce W. Rhodes
President and CEO
Whittier Energy Corporation
333 Clay Street, Suite 1100
Houston, Texas 77002

Re:	Whittier Energy Corporation
		Amendment No. 1 to Form SB-2
      Filed November 22, 2004
	File No. 333-118825

Dear Mr. Rhodes:

      This is to advise you that we have limited our review of the above registration statement to Items 507 and 601(a) of Regulation S-
B and Securities Act Section 7(a) and Schedule A.29, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Selling Stockholders, page 42
1. We note in your response to prior comment 2 that Global
Resources
Investments Ltd. ("Global") is a registered broker-dealer. Unless the securities you are registering on behalf of Global were received as compensation for underwriting activities, GRIL must be identified as an underwriter. Please revise or advise accordingly.
2. In response to prior comment 2, you also state that Exploration Capital Partners ("Exploration") is an affiliate of Global, a registered broker-dealer. Please confirm to us on a supplemental basis that Exploration purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, Exploration had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Otherwise, identify Exploration as an underwriter.
Exhibit 5.1-Opinion of Thompson & Knight
3. Thompson & Knight appears to assume a matter upon which legal counsel must opine in rendering the legality opinion: that the common stock issuable upon conversion of the Convertible Note and the exercise of the Warrants "will be duly authorized for issuance upon such conversion or exercise." Please obtain a revised opinion without such an assumption. Counsel may still assume that the securities will be issued in accordance with the Registration Statement and the terms of the Warrant and Convertible Note. Closing Comments

	Please amend the above filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Alex Shukhman, at (202) 942-2872, or in his absence, to the
undersigned at (202) 942-1870.   Direct all correspondence to the
following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	via facsimile
	Mr. Dallas Parker, Esq.
	Thompson & Knight LLP
	(832) 397-8110

      Alex Shukhman

Whittier Energy Corporation
December 8, 2004
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE